Exhibit 99.1

October 29, 2015

Press release

Turquoise Hill to announce third quarter financial results on November 5, 2015

VANCOUVER, CANADA – Turquoise Hill Resources will announce its third quarter financial results on Thursday, November 5, 2015 after markets close in North America.

The Company will host a conference call and webcast to discuss third quarter results on Friday, November 6, 2015 at 11:00 am EST/8:00 am PST. The conference call can be accessed through the following dial-in details:

North America: 416 340 8018 | 866 225 9256

International: +1 416 340 8018

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media
Tony Shaffer
Office:	+1 604 648 3934
Email:	tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
T 604 688 5755
www.turquoisehill.com